SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH NOVEMBER 07, 2006

(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

PRESS RELEASE	November 07, 2006

TAM Receives Two Prizes as Best Brazilian Airline Company

Company Named Grand Prize Winner from Aviation Sector in
Awards from Both Carta Capital and Aero Magazine

São Paulo, November 07, 2006 – TAM S.A. (BOVESPA: TAMM4, NYSE:TAM), Brazil’s largest airline company, was voted best Brazilian airline of the 2006 awards from Carta Capital magazine and Aero Magazine. The prizes were presented last night (November 6) at two events in Sao Paulo.

The President of Brazil, Luiz Inacio Lula Da Silva, and of the Director of Carta Capital magazine, Mino Carta, attended the award ceremony honoring "The Most Admired Companies in Brazil", sponsored by Carta Capital. TAM was voted the most admired airline company in Brazil, according to a Carta Capital/TNS InterScience survey of 1,224 executives of companies from 49 sectors. Wagner Ferreira, Commercial Vice-President of TAM, accepted the award.

TAM was also chosen as best airline company in the 8th Aero Magazine Prize, organized by Spring Publishing Company. Ruy Amparo, Technical Vice-President of Tam, accepted the award. Magazine readers from all over Brazil participated in the voting, which was endorsed by specialists in the sector. This is the second time in a row that TAM has won this award.

Investor Relations Contact:	Press Agency Contact:
Phone.: (55) (11) 5582-9715	Phone.: (55) (11) 5582-8167
Fax: (55) (11) 5582-8149	Fax: (55) (11) 5582-8155
invest@tam.com.br	tamimprensa@tam.com.br
www.tam.com.br/ri

About TAM:
TAM (www.tam.com.br) has been the leader in the Brazilian domestic market for more than three years, and held a 51.7% domestic market share and 60% international market share at the end of September 2006. TAM operates regular flights to 48 destinations throughout Brazil. It serves 74 different cities in the domestic market through regional alliances. Additionally, it maintains code-share agreements with international airline companies that allow passengers to travel to a large number of destinations throughout the world. TAM was the first Brazilian airline company to launch a loyalty program. Currently, the program has over 3.3 million subscribers and has awarded more than 3.6 million tickets.

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 07, 2006

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.